DC

No Act
P.E. 11-8-02
1-05482

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02068240

December 5, 2002

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act 1934
Section
Rule 14A-8
Public Availability 12/5/2002

Re: Tyco International, Ltd.
Incoming letter dated November 8, 2002

Dear Mr. Mueller:

This is in response to your letter dated November 8, 2002 concerning the shareholder proposal submitted to Tyco by Christian Brothers Investment Services, Catholic Healthcare West and the Sisters of Mercy, Burlingame. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
JAN 10 2003
THOMSON
FINANCIAL

Enclosures

cc: John K. S. Wilson
Christian Brothers Investment Services
Assistant Director – Socially Responsible Investing
90 Park Avenue, 29th Floor
New York, NY 10016-1301

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

November 8, 2002

VIA HAND DELIVERY

Direct Dial
(202) 955-8671
Fax No.
(202) 467-0593

Client No.
C 92220-00107

RECEIVED
2002 NOV 12 AM 11:42
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: *Shareholder Proposals of the Christian Brothers Investment Services/Catholic Healthcare West and the Sisters of Mercy, Burlingame; Securities Exchange Act of 1934—Rule 14a-8*

Ladies and Gentlemen:

This letter is to inform you of the intention of our client, Tyco International Ltd., a Bermuda corporation ("Tyco" or the "Company"), to omit from its proxy statement and form of proxy for its 2003 Annual Meeting of Shareholders (collectively, the "2003 Proxy Materials") certain shareholder proposals that it has received regarding the use of polyvinyl chloride plastic (PVC) in the manufacture of medical supplies.

The Company received a shareholder proposal (the "Initial Proposal") and statement in support thereof (the "Supporting Statement") from the Christian Brothers Investment Services, and co-sponsored by Catholic Healthcare West, (the "Proponent") on September 26, 2002. After the date on which it received the Proposal from the Proponent, the Company also received the identical proposal and supporting statement (the "Duplicate Proposal" and collectively, with the Proposal and Supporting Statement, the "Proposals") from another shareholder, the Sisters of Mercy, Burlingame (the "Second Proponent" and collectively with the Proponent, the "Proponents"). The Proposals and their cover letters are attached hereto as Exhibit A.

On behalf of Tyco, we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur in our view that the Proposals and the Supporting Statements may be excluded from the 2003 Proxy Materials, and indicate that it will not recommend any enforcement action to the Commission for such exclusion on the bases set forth below.

Pursuant to Rule 14a-8(j) of the Exchange Act, enclosed herewith are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponents, informing them of Tyco's intention to omit the Proposals from the 2003 Proxy Materials. The Company presently intends to file its definitive 2003 Proxy Materials on or after January 31, 2002. Accordingly, pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than eighty (80) calendar days before Tyco files its definitive 2003 Proxy Materials with the Commission.

I. The Proposals May Be Excluded Pursuant to Rule 14a-8(i)(12)(iii) Because They Deal with Substantially the Same Subject Matter as Other Proposals That Have Been Previously Included in the Company's Proxy Materials, But Did Not Receive the Requisite Shareholder Support.

The Company intends to omit the Proposals and Supporting Statements pursuant to Rule 14a-8(i)(12) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), because they are substantially the same as three (3) proposals and supporting statements submitted by Tyco shareholders and voted on by Tyco's shareholders in 2000 and 2001 (collectively, the "Past Proposals"), each of which received less than ten percent of votes at such meetings. The Past Proposals are attached as Exhibit B to this letter.

Rule 14a-8(i)(12)(iii) provides that if a "proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received . . . less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years."

A. The Proposals Concern Substantially the Same Subject Matter as the Past Proposals.

In Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14"), the Staff delineated the requisite conditions that must be satisfied to exclude a shareholder proposal under Rule 14a-8(i)(12). In accordance with SLB 14, we have looked back five (5) calendar years to see if Tyco previously included proposals dealing with substantially the same subject matter as the Proposal.

At the Company's annual meeting in 2000, shareholders voted on two shareholder proposals involving PVC. One of these proposals addressed the use of PVC in manufacturing certain medical products and the other addressed phasing out the manufacture of certain PVC-containing or phthalate-containing medical supplies. The first of these proposals read as follows:

> THEREFORE, BE IT RESOLVED that the shareholders request the Board of Directors of Tyco International to adopt a policy of phasing out the manufacture of PVC-containing or phthalate-containing medical supplies by its Kendall Healthcare subsidiary where safe alternatives are available.

This proposal received 3.2% of the votes at the meeting. The second proposal read as follows:

> THEREFORE, BE IT RESOLVED that the shareholders request the Board of Directors of Tyco International to adopt a policy of phasing out the use of PVC in the manufacture of medical products by its Kendall Healthcare subsidiary where safe alternatives are available.

This proposal received 3.1% of the votes at the meeting. The identical proposal was also voted on by shareholders at the Company's 2001 annual meeting, at which it received 7.8% of the votes.

Each of the Past Proposals individually requested that Tyco's Board of Directors adopt a policy relating to PVC use or presence in medical supplies manufactured by one of the Company's subsidiaries. Accordingly, they each relate to substantially the same subject as the current Proposals, which state:

> THEREFORE, BE IT RESOLVED that the shareholders request the Board of Directors of Tyco International to adopt a policy of phasing out the manufacture of PVC-containing or phthalate-containing medical supplies by its Kendall Healthcare subsidiary where safe alternatives are available.

In adopting the present version of Rule 14a-8(i)(12) the Commission indicated in Securities Exchange Act Release No. 34-20091 (avail. August 16, 1983) that the essential factor in determining the applicability of the exclusion is the overall substantive concern addressed in the proposal and not the specific language or actions proposed. In accord with this policy, the Staff has consistently agreed with the exclusion of repeat proposals having similar substantive concerns and aims, notwithstanding differences in specific language or corporate action proposed. Past letters have allowed the omission of proposals relating to the same underlying social issue. *See, e.g., Eastman Chemical Company* (avail. March 27, 1998) (a proposal to require the registrant to cease the manufacture of cellulose acetate tow had substantially the same subject matter as a prior proposal requiring the divestiture of the registrant's filter tow product line); *The Gillette Company* (avail. February 22, 1993) (a proposal requesting a report on the registrant's use of live animals in product testing involved substantially the same subject matter as prior proposals requesting, among other things, that the registrant cease animal testing entirely); *The Interpublic Group of Companies* (avail. April 3, 1992) (the subject matter of a proposal that registrant issue a report on its South African operations was substantially the same as that of an earlier proposal which would have required the registrant to divest itself of its South African operations).

B. Insufficient Shareholder Support of the Past Proposals

As discussed above, in 2000 and 2001, the Past Proposals regarding substantially the same subject matter as the Proposals were submitted to Tyco's shareholders and received the following votes: 3.2% and 3.1% in 2000, and 7.8% in 2001. Attached as Exhibit C are the voting results on each of the prior proposals as reported in the Company's Form 10-Q's. Under Rule 14a-8(i)(12)(iii) and as explained in SLB 14, a proposal may be excluded if a proposal with substantially the same subject matter has been submitted three or more times during the last five calendar years, and at the time of last submission it received less than 10% of the vote. Only 7.8% of the shareholders voted to support the Past Proposals in 2001 which does not meet the 10% threshold. Although two of these votes occurred at the same annual meeting of shareholders, we note that the language of this Rule specifically address submitting the proposal to a vote three times, and not submitting the proposals at three meetings. In fact, the two shareholder proposals submitted at the 2000 Tyco meeting received different votes by shareholders. Accordingly, we believe and request the Staff to concur that the Company may omit the Proposals under Rule 14a-8(i)(12)(iii).

II. The Duplicate Proposal May Be Excluded Pursuant to Rule 14a-8(i)(11) Because It Substantially Duplicates Another Proposal Previously Submitted to the Company.

The Duplicate Proposal suggests, but is not clear, that its proponent may intend only to co-sponsor the Initial Proposal. We have been unable to confirm with the contact appointed by the proponent of the Duplicate Proposal whether this is in fact its intention. Therefore, in the event that the Staff does not concur with our view that all of the Proposals may be excluded under Rule 14a-8(i)(12), and in the event that the proponent of the Duplicate Proposal does not intend only to be listed as a co-proponent of the Initial Proposal, we request that the Staff concur in our view that the Company may omit the Duplicate Proposal pursuant to Rule 14a-8(i)(11) of the Exchange Act because it substantially duplicates the Initial Proposal.

Rule 14a-8(i)(11) allows a company to exclude a proposal if "the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy material for the same meeting." The Duplicate Proposal appears to be identical to the Proposal.

The Staff has consistently taken the position in various letters that proposals, even proposals that are less similar to one another than the Proposals, are substantially duplicative under Rule 14a-8(i)(11) if the core issues and principles addressed are substantially the same.

See e.g., BellSouth Corporation (avail. January 14, 1999) (proposal recommending the abolition of the company's incentive award program and its replacement with an incentive award tied to the stock price of the company was substantially duplicative of a prior proposal demanding the abolition of the company's incentive award program and its replacement with an incentive award program tied to revenue or dividend growth); *UAL Corporation* (avail. March 11, 1994)(proposal recommending a policy of secret ballot voting was substantially duplicative of a proposal recommending a policy of confidential voting that would be suspended in the case of a proxy contest where non-management groups have access to voting results); *See also, e.g., Verizon Communications Inc.* (avail. January 31, 2001); *Freeport-McMoRan Copper & Gold Inc.* (avail. February 22, 1999); *Excel Indus., Inc.* (avail. January 26, 1999); *Pinnacle West Capital Corporation* (avail. March 16, 1993).

Consistent with the Staff's interpretation of Rule 14a-8(i)(11), we believe that the Proposals are substantially duplicative of one another. In the instant case, where the Proposals are substantively identical, the core issues and principals are one and the same. Therefore, for the reasons set forth above, the Duplicate Proposal may be excluded from the 2003 Proxy Materials in the event that all of the Proposals are not excludable under Rule 14a-8(i)(12)(iii).

***

For the reasons set forth above, we hereby respectfully request that the Staff confirm that it will not recommend enforcement action if the Proposals or the Duplicate Proposal are excluded from Tyco's 2003 Proxy Materials. We are happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (202) 955-8671, or Beth Ising at (202) 955-8287 if we can be of any further assistance in this matter.

Sincerely,

Ronald O. Mueller

ROM/mar
Attachments

cc: William Lytton, General Counsel, Tyco International Ltd.
Christian Brothers Investment Services
Catholic Healthcare West
Sisters of Mercy, Burlingame

EXHIBIT A

CBIS Christian Brothers Investment Services, Inc.

20 Years of Faith and Finance

September 23, 2002

Mr William Lytton
Chief Corporate Counsel
The Zurich Centre,
Second Floor,
90 Pitts Bay Road
Pembroke HM 08, Bermuda

RE: Resolution for 2003 Annual Shareholder Meeting

Dear Mr. Lytton:

Please include the enclosed proposal in the Company's Proxy Statement and Form of Proxy relating to the 2003 Annual Meeting of the stockholders of Tyco International LTD.

Also enclosed is certification from our custodian, Mellon Bank, of our holdings in the Company of 68,518 shares and the fulfillment of the share amount and time requirements of SEC Rule 14a-8. CBIS intends to fulfill all requirements of Rule 14a-8, including holding the requisite amount of equity through the date of the 2003 meeting.

It is our understanding that this resolution will also be filed by Catholic Healthcare West, and possibly by others. Therefore, we are not submitting a separate proposal but are co-sponsoring the resolution with this group. The undersigned representative of CBIS has been designated the lead filer and primary contact on this matter.

We reserve the right to be notified separately in all communication the company has with proponents on this matter.

Sincerely yours,

John K. S. Wilson
Assistant Director – Socially Responsible Investing

cc: Regina Murphy, Interfaith Center on Corporate Responsibility

90 Park Avenue
29th Floor
New York, NY
10016-1301
Tel: 212-490-0800
Fax: 212-490-6092
(800) 592-8890

1200 Jorie Boulevard
Suite 210
Oak Brook, IL
60523-2262
Tel: 630-571-2182
Fax: 630-571-2737
(800) 371-7194

2000 Powell Street
Suite 1200
Emeryville, CA 94608
Tel: 510-644-2247
Fax: 510-644-2121
(800) 754-8177

Web site: www.cbisonline.com

[illegible]

TYCO INTERNATIONAL – Phase out PVC use in manufacture of medical supplies

WHEREAS:

Polyvinyl chloride (PVC) plastic, the primary component in 25% of all medical products, including IV, blood, enteral feeding bags and others, creates dioxin in production and disposal.

Dioxin, a known human carcinogen, has been linked to endocrine (hormone system) disruption, reproductive abnormalities, altered glucose tolerance, testicular atrophy, neurological problems, infertility and other effects in animals and humans;

The Environmental Protection Agency has determined that the U.S. population already has bodily dioxin levels at or near levels which can cause adverse effects in laboratory animals.

Large quantities of chemicals called "phthalates" are used to manufacture flexible PVC medical products. Flexible PVC products may contain significant amounts of di-ethylhexyl-phthalate (DEHP), a plasticizer that is a probable reproductive toxicant and toxicant of the liver and kidney.

DEHP has been found to leach out of medical devices and into fluids they are carrying, putting vulnerable populations (e.g., premature infants, dialysis patients and pregnant women) at risk of adverse health effects related to DEHP exposure.

A National Toxicology Program's "Expert Panel" expressed "serious concern" about DEHP exposures from PVC medical devices used in the treatment of critically ill infants.

The Food and Drug Administration (FDA) issued a public health notification identifying a number of medical procedures that posed the highest patient risk from DEHP exposure, including enteral nutrition, infants receiving parenteral nutrition and exchange transfusions.

In its recent draft guidance document, FDA recommends that medical device manufacturers help minimize patient exposure to DEHP by clearly indicating "through user labeling" that devices contain DEHP, and by "replacing PVC containing DEHP" with alternative materials.

An expert advisory panel's report to Health Canada recommended that PVC devices containing DEHP should not be used in a number of circumstances including: all newborns and pre-pubertal males; high exposure procedures such as ECMO; some adults such as heart transplant patients; pregnant and lactating women.

Other manufacturers have announced the development of cost-effective, high-quality alternatives to PVC, responding to the growing market for non-PVC medical supplies, although alternatives are not always available.

Eliminating potential risks and liabilities associated with the sale of PVC medical devices may be consistent with efforts to restore investor confidence in the company.

THEREFORE, BE IT RESOLVED that the shareholders request the Board of Directors of Tyco International to adopt a policy of phasing out the manufacture of PVC-containing or phthalate-containing medical supplies by its Kendall Healthcare subsidiary where safe alternatives are available.

Supporting Statement

Establishing as a priority the manufacture of blood bags and tubing without phthalate plasticizers would provide safer patient care in applications which currently expose patients to the greatest health risks. To implement this policy, the company might choose to: maintain an inventory of products which contain PVC or DEHP; investigate and track the availability of alternatives; establish policies for environmentally preferable manufacturing; request suppliers and purchasers to aid in the development of alternatives. By adopting these mechanisms, Tyco will demonstrate that there is a market for such devices, encourage development and marketing of additional alternative products, and demonstrate commitment to safe products.

Catholic Healthcare West
CHW

1700 Montgomery Street
Suite 300
San Francisco, CA 94111-1024
(415) 438-5500 Telephone
(415) 438-5724 Facsimile

September 24, 2002

Mr. William Lytton
Chief Corporate Counsel
The Zurich Centre,
Second Floor,
90 Pitts Bay Road
Pembroke HM 08, Bermuda

RE: Resolution for 2003 Annual Shareholder Meeting

Dear Mr. Lytton:

Please include the enclosed proposal in the Company's Proxy Statement and Form of Proxy relating to the 2003 Annual Meeting of the stockholders of Tyco International LTD.

Catholic Healthcare West is co-filing this resolution with Christian Brothers Investment Services (CBIS). Therefore, we are not submitting a separate proposal. John Wilson of CBIS has been designated the lead filer and primary contact on this matter.

Certification from our custodian of our holdings in the Company, the fulfillment of the share amount and time requirements of SEC Rule 14a-8 will be provided upon request. Catholic Healthcare West intends to fulfill all requirements of Rule 14a-8, including holding the requisite amount of equity through the date of the 2003 meeting.

We reserve the right to be notified separately in all communication the company has with proponents on this matter.

Sincerely yours,

Sr. Susan Vickers

Sr. Susan Vickers
Director of Advocacy

cc: Regina Murphy, Interfaith Center on Corporate Responsibility

TYCO INTERNATIONAL – Phase out PVC use in manufacture of medical supplies

WHEREAS:

Polyvinyl chloride (PVC) plastic, the primary component in 25% of all medical products, including IV, blood, enteral feeding bags and others, creates dioxin in production and disposal.

Dioxin, a known human carcinogen, has been linked to endocrine (hormone system) disruption, reproductive abnormalities, altered glucose tolerance, testicular atrophy, neurological problems, infertility and other effects in animals and humans;

The Environmental Protection Agency has determined that the U.S. population already has bodily dioxin levels at or near levels which can cause adverse effects in laboratory animals.

Large quantities of chemicals called "phthalates" are used to manufacture flexible PVC medical products. Flexible PVC products may contain significant amounts of di-ethylhexyl-phthalate (DEHP), a plasticizer that is a probable reproductive toxicant and toxicant of the liver and kidney.

DEHP has been found to leach out of medical devices and into fluids they are carrying, putting vulnerable populations (e.g., premature infants, dialysis patients and pregnant women) at risk of adverse health effects related to DEHP exposure.

A National Toxicology Program's "Expert Panel" expressed "serious concern" about DEHP exposures from PVC medical devices used in the treatment of critically ill infants.

The Food and Drug Administration (FDA) issued a public health notification identifying a number of medical procedures that posed the highest patient risk from DEHP exposure, including enteral nutrition, infants receiving parenteral nutrition and exchange transfusions.

In its recent draft guidance document, FDA recommends that medical device manufacturers help minimize patient exposure to DEHP by clearly indicating "through user labeling" that devices contain DEHP, and by "replacing PVC containing DEHP" with alternative materials.

An expert advisory panel's report to Health Canada recommended that PVC devices containing DEHP should not be used in a number of circumstances including: all newborns and pre-pubertal males; high exposure procedures such as ECMO; some adults such as heart transplant patients; pregnant and lactating women.

Other manufacturers have announced the development of cost-effective, high-quality alternatives to PVC, responding to the growing market for non-PVC medical supplies, although alternatives are not always available.

Eliminating potential risks and liabilities associated with the sale of PVC medical devices may be consistent with efforts to restore investor confidence in the company.

THEREFORE, BE IT RESOLVED that the shareholders request the Board of Directors of **Tyco International** to adopt a policy of phasing out the manufacture of PVC-containing or phthalate-containing medical supplies by its Kendall Healthcare subsidiary where safe alternatives are available.

Supporting Statement

Establishing as a priority the manufacture of blood bags and tubing without phthalate plasticizers would provide safer patient care in applications which currently expose patients to the greatest health risks. To implement this policy, the company might choose to: maintain an inventory of products which contain PVC or DEHP; investigate and track the availability of alternatives; establish policies for environmentally preferable manufacturing; request suppliers and purchasers to aid in the development of alternatives. By adopting these mechanisms, Tyco will demonstrate that there is a market for such devices, encourage development and marketing of additional alternative products, and demonstrate commitment to safe products.

500 words not including title

Sisters of Mercy of the Americas
Hermanas de la Misericordia de las Américas

Regional Community of Burlingame

September 26, 2002

Mr. William Lytton
Chief Corporate Counsel
The Zurich Center
Second Floor
90 Pitts Bay Road
Pembroke HM 08, Bermuda

Dear Mr. Lytton:

The Sisters of Mercy, Burlingame, seek to reflect its values, principles and mission in its investment decisions. Sisters of Mercy, Burlingame, is the beneficial owner of 200 shares of Tyco International Limited common stock. Through this letter we notify the company of our co-sponsorship of the enclosed resolution. We present it for inclusion in the proxy statement for action at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. In addition, we request that we be listed as a sponsor of this resolution in the company proxy statement.

Proof of ownership of common stock in the company for at least the last twelve months will be provided upon request. We have held the requisite amount of stock for over a year. We intend to maintain ownership through the date of the annual meeting. There will be a representative present at the stockholders meeting to present this resolution as required by the SEC Rules. We are filing this resolution along with other concerned investors. John Wilson of CBIS will serve as primary contact.

We are filing the resolution in order to meet the deadline for submission. It is our tradition as religious investors to seek dialogue with companies to discuss the issues involved in the resolution. We hope that a dialogue of this sort is of interest to you as well.

Sincerely,

Diane Grassilli, RSM

Diane Grassilli, RSM
Vice-President

Enclosure

cc: John Wilson
Regina Murphy, ICCR

Regional Leadership Team
2300 Adeline Drive
Burlingame, CA 94010-5599
(650) 340-7410
Fax (650) 548-0673

TYCO INTERNATIONAL – Phase out PVC use in manufacture of medical supplies

WHEREAS:

Polyvinyl chloride (PVC) plastic, the primary component in 25% of all medical products, including IV, blood, enteral feeding bags and others, creates dioxin in production and disposal.

Dioxin, a known human carcinogen, has been linked to endocrine (hormone system) disruption, reproductive abnormalities, altered glucose tolerance, testicular atrophy, neurological problems, infertility and other effects in animals and humans;

The Environmental Protection Agency has determined that the U.S. population already has bodily dioxin levels at or near levels which can cause adverse effects in laboratory animals.

Large quantities of chemicals called "phthalates" are used to manufacture flexible PVC medical products. Flexible PVC products may contain significant amounts of di-ethylhexyl-phthalate (DEHP), a plasticizer that is a probable reproductive toxicant and toxicant of the liver and kidney.

DEHP has been found to leach out of medical devices and into fluids they are carrying, putting vulnerable populations (e.g., premature infants, dialysis patients and pregnant women) at risk of adverse health effects related to DEHP exposure.

A National Toxicology Program's "Expert Panel" expressed "serious concern" about DEHP exposures from PVC medical devices used in the treatment of critically ill infants.

The Food and Drug Administration (FDA) issued a public health notification identifying a number of medical procedures that posed the highest patient risk from DEHP exposure, including enteral nutrition, infants receiving parenteral nutrition and exchange transfusions.

In its recent draft guidance document, FDA recommends that medical device manufacturers help minimize patient exposure to DEHP by clearly indicating "through user labeling" that devices contain DEHP, and by "replacing PVC containing DEHP" with alternative materials.

An expert advisory panel's report to Health Canada recommended that PVC devices containing DEHP should not be used in a number of circumstances including: all newborns and pre-pubertal males; high exposure procedures such as ECMO; some adults such as heart transplant patients; pregnant and lactating women.

Other manufacturers have announced the development of cost-effective, high-quality alternatives to PVC, responding to the growing market for non-PVC medical supplies, although alternatives are not always available.

Eliminating potential risks and liabilities associated with the sale of PVC medical devices may be consistent with efforts to restore investor confidence in the company.

THEREFORE, BE IT RESOLVED that the shareholders request the Board of Directors of **Tyco International** to adopt a policy of phasing out the manufacture of PVC-containing or phthalate-containing medical supplies by its Kendall Healthcare subsidiary where safe alternatives are available.

Supporting Statement

Establishing as a priority the manufacture of blood bags and tubing without phthalate plasticizers would provide safer patient care in applications which currently expose patients to the greatest health risks. To implement this policy, the company might choose to: maintain an inventory of products which contain PVC or DEHP; investigate and track the availability of alternatives; establish policies for environmentally preferable manufacturing; request suppliers and purchasers to aid in the development of alternatives. By adopting these mechanisms, Tyco will demonstrate that there is a market for such devices, encourage development and marketing of additional alternative products, and demonstrate commitment to safe products.

500 words not including title

EXHIBIT B

Past Proposals

The following shareholder proposals were included in Tyco's 2000 Proxy Materials as:

"SHAREHOLDER PROPOSALS 1 AND 2--PVC USE IN MANUFACTURE OF MEDICAL SUPPLIES

SHAREHOLDER PROPOSAL 1

Christian Brothers Investment Services, Inc., 675 Third Avenue, 31st Floor, New York, NY 10017-5704, which, as of November 10, 1999, owned 30,505 shares and the Catholic Foreign Mission Society of America, Inc., P.O. Box 305, Maryknoll, New York 10545-0305, which, as of November 18, 1999 owned 26,004 shares, have given notice that they intend to present the following resolution at the meeting for the reasons stated:

WHEREAS:

Polyvinyl chloride (PVC) plastic, the primary component in 25 percent of all medical products, including IV and blood bags, respiratory care products, dialysis tubing, enteral feeding tubes, surgical gloves and sterile packaging, creates dioxin during the PVC production process;

PVC also produces dioxin when burned in a medical or solid waster incinerator;

Dioxin is a known human carcinogen and has been linked to a host of other human health effects, including endocrine (hormone system) disruption, reproductive abnormalities, altered glucose tolerance, testicular atrophy, neurological problems, infertility and other effects in both animals and humans;

The EPA has determined that the U.S. population already has dioxin levels in their bodies at or near the levels which have caused adverse effects in laboratory animals;

Large quantities of chemicals called "phthalates" are used to manufacture flexible PVC medical products; as a result, a significant percentage of any flexible PVC product may be comprised of di-ethylhexyl-phthalate (DEHP), a plasticizer that is a probable human carcinogen and reproductive toxicant;

DEHP has been found to leach out of medical devices and into the fluids they are carrying, thus putting at risk of DEHP exposure vulnerable populations, such as premature infants, dialysis patients and people with AIDS;

The leaching of DEHP into patients has been linked to adverse health impacts in premature infants;

All patients deserve to receive medical treatment using products and technology which present the least risk to their health;

Many non-PVC medical devices (e.g., IV bags, gloves, plasma collection bags, containers) are available, and others (e.g., tubing, film for collection bags, blood bags) are under development.

THEREFORE, BE IT RESOLVED that the shareholders request the Board of Directors of Tyco International to adopt a policy of phasing out the manufacture of PVC-containing or phthalate-containing medical supplies by its Kendall Healthcare subsidiary where safe alternatives are available.

PROPONENTS' SUPPORTING STATEMENT

Establishing as a priority the manufacture of blood bags and tubing made from resins that do not contain phthalate plasticizers would provide safer patient care in the applications which currently expose patients to the greatest health risks. Mechanisms which could be utilized to implement this policy might include: maintaining an inventory of products which contain PVC or DEHP, investigation and tracking of the availability of alternatives, establishing policies for environmentally preferable manufacturing, and requesting suppliers and purchasers to aid in the development of alternatives. By adopting these mechanisms, Tyco International will demonstrate that there is a market for such devices and therefore, encourage the development and marketing of additional alternative products.

As a manufacturer of PVC medical devices in healthcare, Tyco International would, by adopting these policies, demonstrate a continuing commitment to risk-reduction and safe products.

SHAREHOLDER PROPOSAL 2

The Sisters of Mercy, Burlingame, 2300 Adeline Drive, Burlingame, CA 94010-5599, which, as of November 29, 1999, owned 7,100 common shares; The Sisters of St. Francis, Mount St. Francis, 3390 Windsor Avenue, Dubuque, Iowa 52001, which, as of November 10, 1999, owned 13,430 shares; Catholic Healthcare West, 1700 Montgomery Street, Suite 300, San Francisco, CA 94111-1024, which, as of November 22, 1999 owned 188,702 shares; and The Sisters of Sorrowful Mother International Finance, Inc., 9056 North Deerbrook Trail, Brown Deer, Wisconsin 53223, which, as of November 22, 1999 owned 346,460 common shares have given notice that they intend to present the following resolution at the meeting for the reasons stated:

WHEREAS:

Polyvinyl chloride (PVC) plastic, the primary plastic of medical products, including IV and blood bags, respiratory care products, dialysis tubing, enteral feeding tubes, gloves and packaging, creates dioxin during the PVC production process;

PVC also produces dioxin when burned in a medical or solid waste incinerator;

Dioxin causes cancer and interferes with fetal development. Birth defects, infertility, endometriosis, learning disabilities, alterations in the ratio of male and female births and impaired immune systems have all been linked to dioxin exposure;

The EPA has determined that the U.S. population already has dioxin levels in their bodies at or near the levels which have caused adverse effects in laboratory animals;

Large quantities of chemicals called "phthalates" are used to make PVC medical products soft and flexible; as a result, a significant percentage of any flexible PVC product may be comprised of di-ethylhexyl-phthalate (DEHP), a plasticizer that is a probable human carcinogen and reproductive toxicant;

DEHP has been found to leach out of medical devices and into the fluids they are carrying, thus putting at risk of DEHP exposure vulnerable populations including women who are or may be pregnant, infants, hemophiliacs, dialysis patients and others receiving long term intravenous or tube feeding treatments;

All patients deserve to receive medical treatment using products and technology which present the least risk to their health;

Many non-PVC medical devices (e.g., IV bags, gloves, plasma collection bags, containers) are available, and others (e.g., tubing, film for collection bags, blood bags) are under development;

THEREFORE, BE IT RESOLVED that the shareholders request the Board of Directors of Tyco International to adopt a policy of phasing out the use of PVC in the manufacture of medical products by its Kendall Healthcare subsidiary where safe alternatives are available.

PROPONENTS' SUPPORTING STATEMENT

Establishing as a priority the manufacture of medical products made from resins that do not contain phthalate plasticizers or create dioxin during production and disposal would result in safer patient care. Mechanisms which could be utilized to implement this policy might include maintaining an inventory of products which contain PVC or DEHP, investigating and tracking of the availability of alternative materials and production mechanisms, establishing policies for environmentally preferable manufacturing, and requesting suppliers and distributors to aid in the development of alternatives. By adopting these mechanisms, Tyco International will demonstrate that there is a market for PVC and DEHP free materials and therefore, encourage the development and marketing of additional safer alternative products.

As a manufacturer of PVC medical devices in health care, Tyco International would, by adopting these policies, demonstrate a continuing commitment to risk-reduction and safe products."

The following shareholder proposal was included in Tyco's 2001 Proxy Materials:

"SHAREHOLDER PROPOSAL--PVC USE IN MANUFACTURE OF MEDICAL SUPPLIES

The Sisters of Mercy, Burlingame, 2300 Adeline Drive, Burlingame, CA 94010-5599, which, as of December 29, 2000, owned 200 common shares; Catholic Healthcare West, 1700 Montgomery Street, Suite 300, San Francisco, CA 94111-1024, which, as of November 10, 2000 owned 168,051 shares; The Sisters of the Sorrowful Mother International Finance, Inc., 9056 North Deerbrook Trail, Brown Deer, Wisconsin 53223-2454, which, as of October 23, 2000 owned 90,300 common shares; Christian Brothers Investment Services, Inc., 90 Park Avenue, 29th Floor, New York, NY 10016-1301, which, as of October 20, 2000, owned 158,793 shares; the Catholic Foreign Mission Society of America, Inc., P.O. Box 305, Maryknoll, New York 10545-0305, which, as of October 25, 2000 owned 26,004 shares; The Missionary Oblates of Mary Immaculate, 391 Michigan Avenue, NE, Washington, DC 20017, which, as of October 26, 2000 owned 6,500 shares; and Christus Health, 2600 North Loop West, Houston, Texas 77092, which, as of October 30, 2000 owned 12,300 shares, have given notice that they intend to present the following resolution at the meeting for the reasons stated:

WHEREAS:

Polyvinyl chloride (PVC) plastic, the primary component in 25 percent of all medical products, including IV, blood, and enteral feeding bags, oxygen tubing and masks, dialysis tubing, enteral feeding tubes, examination gloves and sterile packaging, creates dioxin during the production of PVC feedstocks;

PVC also produces dioxin when burned in a medical or solid waste incinerator;

Dioxin is a known human carcinogen and had been linked to a host of other human health effects, including endocrine (hormone system) disruption, reproductive abnormalities, altered glucose tolerance, testicular atrophy, neurological problems, infertility and other effects in both animals and humans;

The Environmental Protection Agency has determined that the U.S. population already has dioxin levels in their bodies at or near the levels which have caused adverse effects in laboratory animals;

Large quantities of chemicals called "phthalates" are used to manufacture flexible PVC medical products; as a result, a significant percentage of any flexible PVC product may be comprised of di-ethylhexyl-phthalate (DEHP), a plasticizer that is a probable reproductive toxicant and toxicant of the liver and kidney;

DEHP has been found to leach out of medical devices and into the fluids they are carrying, thus putting at risk of DEHP exposure, vulnerable populations, such as premature infants, dialysis patients and people with AIDS;

The leaching of DEHP into patients has been linked to adverse health impacts in premature infants;

An expert panel of the National Toxicology Program's Center for the evaluation of risks to human reproduction, expressed "serious concern" about DEHP exposures from PVC medical devices used in the treatment of critically ill infants;

All patients deserve to receive medical treatment using products and technology which present the least risk to their health;

Many non-PVC medical devices (e.g., IV bags, gloves, plasma collection bags, containers) are available, and others (e.g., tubing, film for collection bags, blood bags) are under development.

THEREFORE, BE IT RESOLVED that the shareholders request the Board of Directors of Tyco International to adopt a policy of phasing out the manufacture of PVC-containing or phthalate-containing medical supplies by its Kendall Healthcare subsidiary where safe alternatives are available.

PROPONENTS' SUPPORTING STATEMENT

Establishing as a priority the manufacture of blood bags and tubing made from resins that do not contain phthalate plasticizers would provide safer patient care in the applications which currently expose patients to the greatest health risks. Mechanisms which could be utilized to implement this policy might include: maintaining an inventory of products which contain PVC or DEHP, investigation and tracking of the availability of alternatives, establishing policies for environmentally preferable manufacturing, and requesting suppliers and purchasers to aid in the development of alternatives. By adopting these mechanisms, Tyco International will demonstrate that there is a market for such devices and therefore, encourage the development and marketing of additional alternative products.

As a manufacturer of PVC medical devices in health care, Tyco International would, by adopting these policies, demonstrate a continuing commitment to risk-reduction and safe products."

EXHIBIT C

Shareholder Votes on Past Proposals

Following is an excerpt from Tyco's Form 10-Q for the Quarterly Period Ended June 30, 2000, filed August 14, 2000:

"ITEM 4--SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

The 2000 Annual General Meeting of Shareholders ("the Meeting") of the Company was held on April 19, 2000. All Company proposals submitted at the Meeting were passed and all shareholder proposals were not passed, as described below. The following is a brief description of each matter voted upon at the Meeting.

***

SHAREHOLDER PROPOSAL 1. To consider a shareholder proposal concerning Polyvinyl chloride (PVC) plastic use in the manufacture of medical supplies:

> A total of 38,376,219 shares were voted for and 1,159,176,538 shares were voted against the shareholder proposal. There were 44,456,715 abstentions and 233,408,971 broker non-votes.

SHAREHOLDER PROPOSAL 2. To consider a shareholder proposal concerning Polyvinylchloride (PVC) plastic use in the manufacture of medical supplies:

> A total of 37,498,108 shares were voted for and 1,159,251,608 shares were voted against the shareholder proposal. There were 45,259,756 abstentions and 233,408,971 broker non-votes."

Following is an excerpt from Tyco's Form 10-Q for the Quarterly Period Ended March 31, 2001, filed May 11, 2001:

"ITEM 4--SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

The 2001 Annual General Meeting of Shareholders (the "Meeting") of the Company was held on March 27, 2001. All Company proposals submitted at the Meeting were passed and the shareholder proposal was not passed, as described below. The following is a brief description of each matter voted upon at the Meeting.

***

SHAREHOLDER PROPOSAL 1. To consider a shareholder proposal concerning polyvinyl chloride plastic use in the manufacture of medical supplies:

> A total of 99,191,460 shares were voted for and 1,156,867,353 shares were voted against the shareholder proposal. There were 32,441,823 abstentions and 204,588,502 broker non-votes."

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 5, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Tyco International, Ltd.
Incoming letter dated November 8, 2002

The proposal requests that the board of directors of Tyco adopt a policy of phasing out the manufacture of PVC-containing or phthalate-containing medical supplies by its Kendall Healthy subsidiary where safe alternatives are available.

We are unable to concur in your view that Tyco may exclude the proposal under rule 14a-8(i)(12). Accordingly, we do not believe that Tyco may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(12).

We are unable to concur in your view as to the application of rule 14a-8(i)(11) to the proposal submitted by the Sisters of Mercy, Burlingame. It appears to us that the Sisters of Mercy, Burlingame have indicated their intention to co-sponsor the proposal. Of course, as provided by rule 14a-8(l)(1), Tyco need not identify the proponents in its proxy material.

Sincerely,

Jennifer Bowes
Attorney-Advisor